Exhibit 99.6

           AMENDMENT NO. 2 TO 6% CONVERTIBLE DEBENTURE
                        DUE MARCH 5, 1998

     AMENDMENT to the 6% Convertible Debenture due March 5, 1998, as amended by Amendment No. 1 thereto dated as of June 20, 1996 (the "Debenture") of Information Management Technology, Inc., a Delaware corporation (the "Company"), dated as of this 18th day of July, 1996.

                      W I T N E S S E T H:

     WHEREAS, the Company has issued the Debenture in the original principal amount of Two Million One Hundred Thousand Dollars
($2,100,000.00), of which Four Hundred Eleven Thousand, Two Hundred Seventy Five Dollars ($411,275) is presently outstanding; and

     WHEREAS, the Debentures are convertible by their terms into shares of the Company's common stock, par value $.04 per share (the "Common Stock"); and

     WHEREAS, the Company wishes to amend the Debenture as set forth below:

     NOW, THEREFORE, IT IS AGREED:

          1. Section 3.1(b) of the Debenture is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following new Section 3.1(b):

          "(b) Less than all of the principal amount of this Debenture may be converted into Common Stock if the portion converted is $10,000 or a whole multiple of $10,000 and the provisions of this Article 3 that apply to the conversion of all of the Debenture also apply to the conversion of a portion of it. All or any portion of the Debenture is convertible at any time, and from time to time, beginning forty (40) days after the closing of the Holder's purchase of this Debenture (the "Closing"). The conversion price shall be the lesser of (x) $1.10 or (y) thirty percent (30%) of (less than) the current market price of the Common Stock on the conversion date (the "Conversion Date")."

          2. This Amendment is limited as specified and shall not constitute a modification, acceptance or waiver of any other provision of the Debenture.

          3. The interpretation and construction of this Amendment, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to agreements executed and to be performed solely within such State.

          4. This Amendment shall become effective as of the date (the "Effective Date") first written above, on the date when the Company shall have signed a copy hereof.

          5. From and after the Effective Date all references to the Debenture (whether in the Debenture, the Offshore Convertible Securities Subscription Agreement of Information Management Technology, Inc., dated as of March 5, 1996 or any other document or agreement prepared in connection with the transaction contemplated thereby) shall be deemed to be references to the Debenture as amended hereby.

     IN WITNESS WHEREOF, the Company has caused its corporate name to be hereunto subscribed by its officers thereunto duly authorized, all as of the day and year first above written.

                              INFORMATION MANAGEMENT
                              TECHNOLOGY, INC.



                              By:  /s/ Joseph A. Gitto
                                   -----------------------
                              Name:     Joseph A. Gitto
                              Title:    President

Agreed and acknowledged this 18th day of July, 1996

INFINITY INVESTORS LTD.



By:  /s/ James A. Loughran
     ---------------------
Name:     James A. Loughran
Title:    Director